January 19, 2006

Ms. Michele Gohlke

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:      Stryker Corporation

            Form 10-K for the Year Ended December 31, 2004

            Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and

                  September 30, 2005

                        File No. 000-30419

Dear Ms. Gohlke:

This letter is in response to your letter dated January 5, 2006, which was received on January 6, 2006.  Your letter requested certain information in response to comments set forth therein with respect to Stryker Corporation's (the Company) filings listed above.  Each of your comments is addressed separately below.  For your convenience, we have restated your original comment prior to our response.

Accounts Receivable Securitization, page 37

1)   In regards to your accounts receivable securitization facility program, tell us if you sell accounts receivables with recourse or without recourse.  If you sell with recourse, please tell us and disclose in future filings, the nature of the recourse obligation you retain, the amount of the recourse obligation accrued at each balance sheet date presented, to the extent material.  Refer to paragraph 113 of SFAS 140.

      Pursuant to section 14.14 of the amended and restated accounts receivable securitization facility, all undivided percentage ownership interests in accounts receivable are sold, without recourse, by Stryker Funding Corporation (SFC), a wholly owned special-purpose subsidiary of the Company.  In future filings, the Company will include a statement acknowledging the non-recourse nature of any sale of undivided percentage ownership interests.  Please see Appendix A for the Company's anticipated disclosure of its accounts receivable securitization facility in future filings, subject to any changes in circumstances.

2)   Please tell us and clarify in future filings to explain what you mean when you say that the amount of receivables sold is subject to change monthly based on the level of defined eligible receivables less "contractual reserves".

      As indicated in our filings, SFC may sell up to an aggregate of $200.0 million undivided percentage ownership interests to bank-administered multiseller commercial paper conduits.  Pursuant to the amended and restated accounts receivable securitization facility, the actual amount of undivided percentage ownership interests that can be sold is limited to the aforementioned $200.0 million level and is subject to change monthly, based on the level of defined eligible receivables less reductions for servicing, dilution and loss reserves as those terms are defined by the securitization facility.  The Company believes all of these types of contractual reductions are of a normal and customary nature.

In future filings, the Company will be more specific regarding the types of contractual reductions included in the determination of the maximum amount of undivided percentage ownership interests available for sale at each balance sheet date.  Please see Appendix A for the Company's anticipated disclosure of its accounts receivable securitization facility in future filings, subject to any changes in circumstances.

Note 14.  Contingencies, page 55

3)   We note that you are involved in various proceedings, legal actions, and claims arising in the normal course of business related to product, labor, intellectual property and other matters and that you have recorded amounts of losses that are deemed probable and subject to reasonable estimate and that the company does not anticipate material losses as a result of these proceedings beyond amounts already provided in the financial statements.  Please tell us and revise your future filings to disclose the amount accrued for these loss contingencies at each balance sheet date, if significant.  Refer to paragraphs 9 and 10 of SFAS 5 and SAB Topic 5Y.

As of December 31, 2004 and December 31, 2003, the Company had recorded accruals for these referenced loss contingencies of $52.6 million and $37.8 million, respectively, representing 4.7% and 4.5% of reported current liabilities, respectively.  Given the relative immateriality of the amounts involved and the fact that the accruals do not exceed 5% of total current liabilities, the Company believes that its disclosure of these matters is in compliance with U.S. GAAP and SEC reporting requirements as documented in SFAS 5, SAB Topic 5Y and Section 210.5-02.20 of Regulation S-X.  Subject to changes in circumstances, the Company will continue to disclose that it does not anticipate material losses as a result of these proceedings beyond amounts already provided in the financial statements.

4)   You state on page 30 that you are partially self-insured for product claim liabilities and you have provided insurance reserves for estimated liabilities for product claims incurred but not reported based upon actuarially determined liabilities.  In this regard, please consider revising your critical accounting policies to provide a discussion of the significant assumptions made and estimates used to develop the estimate of your liability for self-insurance reserves, including the incurred claims but not yet reported portion.  Also, provide in your financial statements the required disclosures outlined in paragraphs 14(a) and (b) of FIN 45 or tell us why you believe these disclosures are not necessary.

      The Company does not believe that FIN 45 applies to the accounting for and disclosure of the referenced insurance reserves as these claims do not represent contract-based obligations.  Rather, the Company believes paragraphs 8, 9, and 26 of SFAS 5 and Section 210.5-02.24 of Regulation S-X apply to its accounting for and disclosure of these reserves as they represent obligations that may arise with respect to products sold by the Company resulting from injury or damage caused by product defects.  Based on the analysis performed by management and its third-party actuarial consultant, the Company has determined that the referenced reserves meet the requirements of paragraph 8 of SFAS 5 and are appropriately accrued at each balance sheet date.  As of December 31, 2004 and December 31, 2003, the Company had recorded accruals for these referenced insurance reserves of $20.9 million and $6.7 million, respectively, representing 1.6% and 0.7% of reported total liabilities, respectively.  Given the relative immateriality of the amounts involved and the fact that the recorded accruals do not exceed 5% of total liabilities, the Company believes that its disclosure of these matters is in compliance with U.S. GAAP and SEC reporting requirements.  The Company believes that neither the level of reserves recorded nor the potential affect that different estimates and assumptions would have on the recorded reserves would be considered material to the Company's financial condition, changes in its financial condition or its results of operations and, therefore, concluded that disclosure as a critical accounting policy is not required.

      Separately, the Company records liabilities for its best estimate of contract-based product warranties obligations, primarily related to its MedSurg Equipment segment.  As of December 31, 2004 and December 31, 2003, the Company had recorded accruals for these referenced product warranty liabilities of $10.6 million and $8.2 million, respectively, representing 1.0% of reported total current liabilities for both periods.  Given the relative immateriality of the amounts involved and the fact that the recorded accruals do not exceed 5% of total current liabilities, the Company believes that  further disclosure of these matters is not required pursuant to U.S. GAAP and SEC reporting requirements.

5)   We note on page 38 that you record accruals related to tax audits associated with the allocation of income to different tax jurisdictions and other complex issues and that you adjust such accruals to reflect the revised probable estimate of outcome.  Please tell us and revise your contingency footnote in future filings to describe the tax matters, the amounts accrued at each balance sheet date, and the amount of adjustments made to the accruals, to the extent significant.  Refer to paragraphs 9 and 10 of SFAS 5.

      In future filings, the Company will include additional information to describe the types of complex income tax issues subject to different interpretations and to indicate that amounts accrued for unresolved tax positions are included within the income taxes liability disclosed on the face of the consolidated balance sheets.  At the end of each reporting period, the Company assesses the materiality of changes to the income taxes liability for potential disclosure in the financial statements.  During 2004, 2003 and 2002, the recorded accruals related to these unresolved tax positions increased by $19.3 million, $8.2 million and $6.7 million, respectively, and represented 2.9%, 1.3% and 1.3% of reported earnings before income taxes, respectively.  Based on the facts and circumstances, the Company made the determination that further disclosure beyond the nature of the recorded accruals for unresolved tax adjustments was not required as it was not probable that the judgment of a reasonable person relying upon the financial statements would have been changed by the inclusion of disclosures beyond those already provided in both Notes 1 and 11.  Subject to changes in circumstances, the Company will expand its disclosure in Note 1 as follows (marked to show changes from the 2004 10-K):

Income Taxes: The Company accounts for income taxes using the liability method.  Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The deferred income tax credit represents the change in net deferred tax assets and liabilities during the year.

The Company operates in multiple tax jurisdictions both inside and outside the United States.  Accordingly, management must determine the appropriate allocation of income to each of these jurisdictions.  Tax audits associated with the allocation of this income and other complex issues, including inventory transfer pricing and product royalty arrangements, may require an extended period of time to resolve and may result in income tax adjustments if changes to the income allocation are required between jurisdictions with different tax rates.  Because tax adjustments in certain jurisdictions can be significant, the Company records accruals representing management's best estimate of the probable resolution of these matters.  These income tax accruals are included within the income taxes liability in the consolidated balance sheets.  To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated probable outcome.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  The Company will include additional information, as indicated in certain of the responses, in future filings as appropriate.  If you should require further information, please do not hesitate to contact me at (269) 383-7323.

Sincerely,

/s/  DEAN H. BERGY
Dean H. Bergy
Vice President and Chief Financial Officer

Enclosure

cc.     Stephen P. MacMillan
          President and Chief Executive Officer

VIA FEDERAL EXPRESS

Appendix A
(1 of 1)

Proposed disclosure to be included within Note 1 of the Notes to Consolidated Financial Statements (marked to show changes from the 2004 10-K):

Accounts Receivable Securitization: As amended and restated on April 24, 2003, the Company has an accounts receivable securitization facility pursuant to which certain subsidiaries of the Company sell on an ongoing basis all of their domestic accounts receivable to Stryker Funding Corporation (SFC), a wholly owned special-purpose subsidiary of the Company, which in turn may sell, without recourse, up to an aggregate of a $200.0 million undivided percentage ownership interest in such receivables to bank-administered multiseller commercial paper conduits.  Creditors of SFC have a claim to its assets before any equity becomes available to the Company.

There were no amounts of undivided percentage ownership interests in accounts receivable sold by SFC under the facility as of December 31, 2005 and December 31, 2004.  Accounts receivable sold are reflected in the consolidated balance sheet as reductions of accounts receivable in the period sold.  The amount of receivables available to be sold is subject to change monthly, based on the level of defined eligible receivables less defined customary reductions for servicing, dilution and loss reserves. The Company's retained interest in accounts receivable held by SFC, which is in the form of a subordinated note, represents an overcollateralization of any undivided interest sold.  This retained interest totaled $____ million and $320.3 million at December 31, 2005 and 2004, respectively.  Discount expense associated with the securitization facility, including the conduit's financing cost of issuing its commercial paper, was $___ million in 2005, $1.3 million in 2004 and $2.6 million in 2003 and is included in selling, general and administrative expenses.